FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated September 23, 2015, announcing its financial results for the second quarter and six months ended June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: September 23, 2015
/s/ Stamatis Tsantanis
By: Stamatis Tsantanis
Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2015

September 23, 2015 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today its financial results for the second quarter and six months ended June 30, 2015.

For the three months ended June 30, 2015, the Company generated net revenues of $1.8 million. Total Equity as of June 30, 2015 was $9.4 million.

Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"In the second quarter of 2015, Seanergy restored its revenue-generation capacity through the acquisition of its first vessel, the M/V Leadership, in March 2015. The Time Charter Equivalent ("TCE") rate earned by M/V Leadership during the second quarter of 2015 amounted to $9,788, which compares very favorably with the average rate of the 4 T/C routes of the Baltic Capesize Index for the same period of $4,601. Going forward, we expect our TCE rate to strengthen as the dry bulk market gradually recovers.
"As recently announced, we entered into a purchase agreement to acquire a fleet of seven modern dry bulk carriers for approximately $183 million. The fleet consists of five Capesize and two Supramax vessels with an average age of six years. Seanergy took delivery of the first of these seven bulkers, the 2010 built Capesize M/V Premiership, on September 11, 2015 and we expect the remaining vessels to be delivered by November 30, 2015.
The vessels will be employed in the spot market and the Company will be expanding its revenue-generation capacity upon delivery of each vessel. Following completion of the remaining deliveries, our fleet will reach eight quality vessels with a combined cargo-carrying capacity of approximately 1.1 million DWT. The low capital cost of our fleet, combined with the advantageous terms we have achieved with our lenders, positions Seanergy very favorably in the dry bulk peer group. In addition, we believe our fleet expansion is occurring at an optimal time as dry bulk market fundamentals are expected to gradually improve and Seanergy will be in a leading position to capitalize on this recovery.  This acquisition is fully consistent with our business plan and Seanergy will continue to pursue acquisition opportunities that we believe can further enhance value for all our shareholders."
Fleet Data:
	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
Ownership days (1)	91	103
Available days (2)	91	103
Operating days (3)	80	88
Fleet utilization (4)	87.9%	85.4%
TCE rate (5)	$9,788	$8,659
Daily Vessel Operating Expenses (6)	$7,341	$7,262
(1)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues. In the three months ended June 30, 2015, the company incurred 11 off-hire days between voyages and zero off-hires due to other unforeseen circumstances. In the six months ended June 30, 2015, the company incurred 15 off-hire days between voyages and zero off-hires due to other unforeseen circumstances.
(4)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(5)	TCE rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and TCE rate)
	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
Net revenues from vessels	1,757	1,757
Less: Voyage expenses	974	995
Net operating revenues	783	762
Operating days	80	88
TCE rate	9,788	8,659

(6)	Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses before pre-delivery expenses by ownership days for the relevant time periods.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)
	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
Vessel operating expenses	707	939
Less: Pre-delivery expenses	39	191
Vessel operating expenses before pre-delivery expenses	668	748
Ownership days	91	103
Daily Vessel Operating Expenses	7,341	7,262

Subsequent Developments:
Agreement to Acquire Seven Dry Bulk Carriers
On August 25, 2015, Seanergy announced that it has entered into a purchase agreement with entities affiliated with certain of our major shareholders to acquire seven secondhand dry bulk vessels, consisting of five Capesize and two Supramax vessels, for a gross purchase price of approximately $183 million. Following the completion of the transaction the Company will have a fleet of eight dry bulk carriers, consisting of six Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1.1 million DWT and an average fleet age of about 7.1 years. The acquisition cost of the vessels will be funded by senior secured loans with international financial institutions and a private investment by the Company's major shareholder, which we refer to as the Company's Sponsor. The transaction is subject to standard closing conditions and definitive legal documentation and is expected to be completed by November 30, 2015. The transactions were approved by both an independent committee of the Company's Board of Directors and the Company's Board of Directors.
Pro-forma fleet of the Company
Vessel Name	Vessel Class	Capacity (in DWT)	Year Built	Yard
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship	Capesize	170,057	2010	Sungdong SB
Gloriuship	Capesize	171,314	2004	Hyundai HI
Squireship	Capesize	170,018	2010	Sungdong SB
Championship	Capesize	179,238	2011	Sungdong SB
Premiership	Capesize	170,024	2010	Sungdong SB
Gladiatorship	Supramax	56,819	2010	CSC Jinling Shipyard
Guardianship	Supramax	56,884	2011	CSC Jinling Shipyard
Total / Average		1,145,553	7.1 Years
Agreement for New Loan Facilities
The Company has secured firm commitments for the financing of the seven vessels from four international financial institutions.
On September 1, 2015, the Company entered into an approximately $44.4 million bank loan facility to finance the acquisition of two of five Capesizes that the Company has it agreed to acquire. The loan facility is secured by a first priority mortgage over the two vessels.
On September 11, 2015, the Company entered into an approximately $52.7 million bank loan facility to partly finance the acquisition of the Capesize M/V Premiership and the two Supramaxes that it has agreed to acquire. The loan facility is secured by a first priority mortgage over the three vessels. On September 11, 2015, the Company drew the first advance of approximately $25.4 million in order to partly finance the acquisition of the M/V Premiership.
Share Purchase Agreement
On September 7, 2015, the Company entered into a share purchase agreement to raise additional equity capital with an entity affiliated with the Company's Sponsor for an equity contribution of $9.0 million to be contributed in three tranches, all for general corporate purposes. On September 11, 2015, the first tranche of approximately $3.5 million was contributed in exchange for the 19,449,900 common shares of the Company, which were issued on September 11, 2015. The purchaser of the newly issued shares has received customary registration rights. The transaction was approved by an independent committee of the Company's Board of Directors.
Revolving Convertible Promissory Note
On September 7, 2015, the Company also issued an unsecured revolving convertible promissory note of up to $6.8 million (the "Applicable Limit") to an entity affiliated with the Company's Sponsor for general corporate purposes. The revolving convertible promissory note has a tenor of up to five years after the first drawdown and the Applicable Limit is reduced by $1 million each year after the second year following first drawdown. The note bears interest of 3 months Libor plus a margin. At the Sponsor's option, the Company's obligations under this note may be paid in common shares of Seanergy. On September 10, 2015, the Company proceeded with a drawdown of $1.7 million under the note.

Delivery of the 2010-built Capesize vessel
On September 11, 2015, the Company took delivery of the 2010-built Capesize vessel that was renamed Premiership. M/V Premiership is the first of seven vessels that the Company has agreed to acquire. The gross acquisition cost of the M/V Premiership was financed by a senior secured bank loan and a private investment from the Company's Sponsor.
Filing of F-3 with the Securities and Exchange Commission (the "SEC")
The Company filed with the SEC a universal shelf registration statement on Form F-3 pursuant to Rule 415 under the Securities Act of 1933 for the registration of up to $200,000,000 in securities, which was declared effective on August 14, 2015.
Extension to Regain Compliance with Nasdaq Listing Rule 5550(a)(2)
As previously announced, in January 2015, the Company received a notification from the NASDAQ Stock Market ("NASDAQ"), indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the closing share bid price was below the minimum $1.00 per share requirement. The Company had 180 days, or until July 27, 2015, to regain compliance.
On July 28, 2015, the Company received a notice from Nasdaq, granting the Company an extension of time until January 25, 2016, to regain compliance with Nasdaq Listing Rule 5550(a)(2). Under the terms of the extension, if compliance cannot be demonstrated by January 25, 2016, the staff of the SEC, or the Staff, will provide written notification that the Company's securities will be delisted. At that time, the Company may appeal the Staff's determination to a Hearings Panel. The Company intends to cure the deficiency within the prescribed grace period. During this time the Company's common stock will continue to be listed and trade on NASDAQ and its business operations are not affected by the receipt of the notification.
Conference Call and Webcast: September 23, 2015
As announced, the Company's management team will host a conference call today, September 23, 2015, at 08:00 a.m. Eastern Time to present the Company's financial results.
Conference Call Details
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy."
A replay of the conference call will be available until September 30, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.
Audio Webcast
There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
June 30, 2015 and December 31, 2014
 (In thousands of US Dollars)

	June 30, 2015	December 31, 2014
ASSETS
Cash and restricted cash	1,046	2,873
Vessels, net	16,979	-
Other assets	1,545	395
TOTAL ASSETS	19,570	3,268

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank debt	8,426	-
Convertible promissory note	89	-
Due to related parties	-	105
Other liabilities	1,635	487
Stockholders' equity	9,420	2,676
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	19,570	3,268

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
For the three and six months ended June 30, 2015 and 2014
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenues:
Vessel revenue, net	1,757	-	1,757	2,010

Expenses:
Voyage expenses	(974)	-	(995)	(1,258)
Vessel operating expenses	(707)	-	(939)	(706)
Management fees	(32)	-	(48)	(122)
General and administrative expenses	(702)	(750)	(1,385)	(1,414)
Depreciation and amortization	(135)	-	(158)	-
Gain on restructuring	-	-	-	85,447
Operating (loss) income	(793)	(750)	(1,768)	83,957
Other income (expense):
Interest and finance costs	(249)	(10)	(273)	(1,217)
Other, net	(5)	1	(15)	6
Total other expenses, net:	(254)	(9)	(288)	(1,211)
Net (loss) income	(1,047)	(759)	(2,056)	82,746

Net (loss) income per common share, basic and diluted	(0.02)	(0.06)	(0.06)	6.90
Weighted average number of common shares outstanding, basic	46,556,771	12,042,348	35,654,036	12,000,984
Weighted average number of common shares outstanding, diluted	46,556,771	12,042,348	35,654,036	12,001,039

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international provider of marine dry bulk shipping services through the ownership and operation of dry bulk vessels. The Company is registered in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong.
The Company currently owns two Capesize vessels and following the anticipated completion of the acquisition of the previously announced vessels acquisitions, the Company will have a modern fleet of a total of eight dry bulk carriers, consisting of six Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,145,553 DWT and an average fleet age of about 7.1 years.
The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP."
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com